UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 24, 2009
Commission File Number 001-33434
CREDIT SUISSE
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse to be incorporated by reference in the Registration Statement on Form F-3 (file no. 333-158999). Credit Suisse Group AG’s financial report for the first quarter of 2009 (Credit Suisse Financial Report 1Q09) is attached as an exhibit to this Form 6-K and was filed with the US Securities and Exchange Commission (SEC) on April 24, 2009. The Bank is incorporating by reference the Credit Suisse Financial Report 1Q09 (except for the sections entitled “Dear shareholders” and “Investor Information”). The Credit Suisse Financial Report 1Q09 will be supplemented with certain disclosures that will be published on our website and filed with the SEC, on or about May 7, 2009.

Unless the context otherwise requires, reference herein to “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.

References herein to “CHF” are to Swiss francs.
The Credit Suisse Financial Report 1Q09 contains information for the three months ended March 31, 2009. The Group's independent registered public accounting firm has not completed its review of the consolidated financial statements for the three months ended March 31, 2009 and the Group has not finalized its Financial Report for the period. Accordingly, such financial information is subject to completion of quarter-end procedures which may result in changes to that information.

Forward-Looking Statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2008 (the Credit Suisse 2008 20-F), and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC and the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Key information
Selected financial data
Selected operations statement information

in	1Q09	1Q08	% change

Statements of operations (CHF million)

Net revenues	7,424	2,203	237

Provision for credit losses	172	151	14

Compensation and benefits	4,301	3,097	39

General and administrative expenses	1,534	1,565	(2)

Commission expenses	427	535	(20)

Total other operating expenses	1,961	2,100	(7)

Total operating expenses	6,262	5,197	20

Income/(loss) from continuing operations before taxes	990	(3,145)	–

Income tax expense/(benefit)	808	(588)	–

Income/(loss) from continuing operations	182	(2,557)	–

Income/(loss) from discontinued operations	(32)	6	–

Net income/(loss)	150	(2,551)	–

Less net income/(loss) attributable to noncontrolling interests	(1,687)	(170)	–

Net income/(loss) attributable to shareholders	1,837	(2,381)	–

of which from continuing operations	1,869	(2,387)	–

of which from discontinued operations	(32)	6	–

Selected balance sheet information

end of	1Q09	4Q08	% change

Balance sheet statistics (CHF million)

Total assets	1,136,183	1,151,669	(1)

Share capital	4,400	4,400	0

For additional information on the condensed consolidating statements of income for the three months ended March 31, 2009 and 2008 and the condensed consolidating balance sheets as of March 31, 2009 and December 31, 2008, refer to Note 24 – Subsidiary guarantee information in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q09. For a detailed description of factors that affect the results of operations of the Bank, refer to II – Operating and financial review – Operating environment in the Credit Suisse 2008 20-F and I – Credit Suisse Results – Operating environment in the Credit Suisse Financial Report 1Q09.

BIS statistics

end of	1Q09	4Q08	% change

Capital (CHF million)

Tier 1 capital	36,514	34,192	7

of which hybrid instruments	12,412	11,897	4

Total BIS eligible capital	50,152	47,839	5

Capital ratios (%)

Tier 1 ratio	14.6	13.9	–

Total capital ratio	20.1	19.5	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking, Investment Banking and Asset Management segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the three segments, however, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Clariden Leu, Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking. Core Results also includes certain Group corporate center activities that are not applicable to the Bank.

These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.

Differences between the Group and the Bank businesses

Entity	Principal business activity

Clariden Leu [1]	Banking and securities

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now [2]	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

1 Formed as of January 1, 2007 by the merger of the private banks Clariden Bank, Bank Leu, Bank Hofmann and BGP Banca di Gestione Patrimoniale, and the securities dealer Credit Suisse Fides. 2 Formed as of January 3, 2007 as a subsidiary of Credit Suisse Group. The operations comprising BANK-now were previously recorded in the Bank.

Comparison of consolidated statements of operations

		Bank		Group

in	1Q09	1Q08	1Q09	1Q08

Statements of operations (CHF million)

Net revenues	7,424	2,203	8,106	3,002

Total operating expenses	6,262	5,197	6,356	5,389

Income/(loss) from continuing operations before taxes	990	(3,145)	1,567	(2,538)

Income/(loss) from continuing operations	182	(2,557)	586	(2,080)

Net income/(loss) attributable to shareholders	1,837	(2,381)	2,006	(2,148)

of which from continuing operations	1,869	(2,387)	2,038	(2,154)

Comparison of consolidated balance sheets

		Bank		Group

end of	1Q09	4Q08	1Q09	4Q08

Balance sheet statistics (CHF million)

Total assets	1,136,183	1,151,669	1,156,086	1,170,350

Total liabilities	1,086,775	1,124,801	1,105,428	1,138,048

For information on the operating and financial review and prospects of the Bank, refer to I – Credit Suisse results on pages 6 to 17, II – Results by division on pages 20 to 44 and III – Overview of Results and Assets under Management on pages 46 to 50. These sections are included in the Credit Suisse Financial Report 1Q09.

Treasury and Risk Management
For information on the Bank’s treasury and risk management, refer to IV – Treasury and Risk management on pages 52 to 64 of the Credit Suisse Financial Report 1Q09.

Exhibits
No. Description

99.1 Credit Suisse Financial Report 1Q09

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE
(Registrant)

Date: April 24, 2009

By:
/s/ Brady Dougan
Brady Dougan
Chief Executive Officer

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer